______________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_________________________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2004

Gee-Ten Ventures Inc.

Commission File No. 0-29964

525 Seymour Street, Suite 212

Vancouver, British Columbia

        Canada V6B 3H7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-  N/A

Interim Consolidated Financial Statements of

GEE-TEN VENTURES INC.

Three months and six months ended November 30, 2003 and 2002

Unaudited

Prepared by Management

GEE-TEN VENTURES INC.

Consolidated Balance Sheets

November 30,

May 31,

2003

2003

(unaudited)

(audited)

Assets

Current assets:

Cash and cash equivalents

$

143,603

$

210,405

Accounts receivable

2,980

13,648

Advances and prepaid expenses

9,000

7,328

Total current assets

155,583

231,381

Capital assets, net of accumulated amortization

of $2,946 (May 31, 2003 - $856)

10,739

7,882

Mineral properties

195,214

9,214

Deferred exploration

131,399

125,460

Total assets

$

492,935

$

373,937

Liabilities and Shareholders' Equity

Current liabilities:

Accounts payable and accrued liabilities

$

22,576

$

22,285

Due to related parties

1,771

66,274

Total current liabilities

24,347

88,559

Shareholders' equity:

Share capital

3,090,779

2,752,479

Special warrants

-

17,500

Contributed surplus

63,792

63,792

Deficit

(2,685,983)

(2,548,393)

Total shareholders' equity

468,588

285,378

Total liabilities and shareholders' equity

$

492,935

$

373,937

See accompanying notes to interim consolidated financial statements.

GEE-TEN VENTURES INC.

Interim Consolidated Statements of Operations and Deficit

 (Unaudited-Prepared by Management)

Three months ended

Six months ended

November 30,

November 30,

2003

2002                 2003

2002

Revenue:

Interest

$

338

$

-

$

1,190

$

29

Expenses:

Amortization

638

235

1,143

249

Bank charges and interest

179

69

622

234

Management fee

7,500

7,500

15,000

15,000

New business search/evaluation

27,830

-

27,830

-

Office, printing and telephone

14,247

3,679

24,408

4,508

Professional fee

13,675

12,820

29,587

22,813

Promotion and travel

14,221

1,925

23,790

1,925

Regulatory fee

-

1,216

1,430

3,726

Rent

3,205

1,500

6,910

3,000

Transfer agent & shareholder information

6,787

3,334

8,060

4,383

88,282               32,278            138,780              55,838

Loss for the period

(87,944)

(32,278)

(137,590)

(55,809)

Deficit, beginning of period

(2,598,039)

(2,347,701)

(2,548,393)

(2,324,170)

Deficit, end of period

$

(2,685,983)

$    (2,379,979)   $   (2,685,983)   $   (2,379,979)

Basic & Diluted Loss Per Share

$(0.01)

$(0.01)

$(0.01)

$(0.01)

See accompanying notes to interim consolidated financial statements.

GEE-TEN VENTURES INC.

Interim Consolidated Statements of Cash Flows

 (Unaudited-Prepared by Management)

Three months ended

Six months ended

November 30,

November 30,

2003            2002            2003            2002

Cash provided by (used in):

Cash flows provided by (used in) operating activities:

Loss for the period

$(87,944)

$(32,278)

$

(137,590)

    $(55,809)

Items not involving cash:

Amortization

638

235

1,143

249

Changes in non-cash operating working capital:

Accounts receivable

12,508

(557)

10,668

(1,641)

Advances and prepaid expenses

1,058

12,141

(1,672)

(159)

Accounts payable and accrued liabilities

9,663

8,148

291

(13,801)

Due to related parties

1,070

18,405

(64,503)

(69,089)

Loan payable

-

-

-

(32,602)

Cash flows used in operating activities

(63,007)          6,094      (191,663)     (172,852)

Cash flows provided by (used in) investing activities:

Deferred exploration costs

-

-

(5,939)

(6,917)

Mineral Property acquisition

-

-

(10,000)

-

Purchase of capital assets

(4,000)

(7,119)

(4,000)

(7,119)

(4,000)        (7,119)      (19,939)        (14,036)

Cash flows provided by financing activities:

Shares issued pursuant to:

Exercise of stock options

34,000

-

34,000

-

Exercise of warrants

98,300

-

110,800

-

Debt settlement

-

-

-

128,571

Total cash flows provided by financing activities

132,300                -       144,800       128,571

Increase (decrease) in cash and cash equivalents

65,293

(1,025)

(66,802)

(58,317)

Cash and cash equivalents, beginning of period

78,310

1,310

210,405

58,602

Cash and cash equivalents, end of period

$

143,603

$285

$143,603

$285

Non cash transactions

Issuance of 800,000 shares for property acquisition

-

-

$176,000

-

Conversion of special warrants to shares & warrants

$12,500

-

$17,500

-

989,000 shares issued for debt settlement

-

-

-

$128,571

See accompanying notes to interim consolidated financial statements.

GEE-TEN VENTURES INC.

Interim Consolidated Statements of Deferred Exploration

 (Unaudited - Prepared by Management)

Three months ended

Six months ended

November 30,

November 30,

2003                    2002               2003                2002

Exploration

Claim Maintenance fee

-

-

5,939

2,534

Professional fee

-

-

-

4,383

Deferred Exploration for the period

-                       -                5,939                 6,917

Deferred Exploration beginning of period

131,399

18,649

125,460

11,732

Deferred Exploration, end of period

$131,399

$18,649

$131,399

$18,649

Interim Consolidated Statements of Mineral Properties

 (Unaudited - Prepared by Management)

Three months ended

Six months ended

November 30,

November 30,

2003                    2002               2003                2002

For acquisition of Quebec property

Cash payment

-

-

10,000

-

Issuance of 800,000 shares at a deemed

  price of $0.22 per share

-

-

176,000

-

Mineral properties costs for the period

-                       -             186,000                       -

Mineral properties costs, beginning of period

195,214

7,885

9,214

7,885

Mineral properties costs, end of period

$195,214

$7,885

$195,214

$7,885

See accompanying notes to interim consolidated financial statements.

GEE-TEN VENTURES INC.

Notes to Interim Consolidated Financial Statements

Three months ended November 30, 2003 and 2002

Six months ended November 30, 2003 and 2002

(Unaudited - Prepared by Management)

Significant Accounting Policies:

These interim consolidated financial statements of Gee-Ten Ventures Inc. (the "Company") have been prepared by management, and have not been audited or reviewed by an independent public accountant. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's audited annual consolidated financial statements as at and for the year ended May 31, 2003.

Schedule B:  Supplementary Information

GEE-TEN VENTURES INC.

November 30, 2003

(Prepared by Management)

Section 1

A.

EXPENDITURES TO NON-ARMS LENGTH PARTIES (YEAR-TO-DATE):

Management fee

$15,000

Rent

$2,500

         ----------------

$17,500

=======

Section 2

A.

SECURITIES ISSUED DURING QUARTER ENDED NOVEMBER 30, 2003:

DATE OF

TYPE

Type of

NUMBER

TOTAL

Type of

ISSUE

OF SEC

ISSUE

AMOUNT

PRICE

Proceeds

Consid.    Comm.

Oct 9/03

Common

Warrant

25,000

$0.10

$2,500

Cash

Nil

Oct 25/03

Common

Sp. Warrant

125,000

$0.10

$12,500

Cash

Nil

Oct 24/03

Common

Warrant

50,000

$0.10

$5,000

Cash

Nil

Nov 5/03

Common

Warrant

25,000

$0.10

$2,500

Cash

Nil

Nov 17/03

Common

Warrant

200,000

$0.10

$20,000

Cash

Nil

Nov 19/03

Common

Warrant

583,000

$0.10

$58,300

Cash

Nil

Nov 24/03

Common

Warrant

100,000

$0.10

$10,000

Cash

Nil

Nov 28/03

Common

Options

200,000

$0.10

$20,000

Cash

Nil

B.

OPTIONS GRANTED DURING QUARTER ENDED NOVEMBER 30, 2003:

Date

Exercise

Expiry

Granted

Number

Type

Name

Price

Date

-

-

-

-

-

-

SECTION 3

A.

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT NOVEMBER 30, 2003:

Authorized share capital - 100,000,000 common shares without par value

A total of 12,657,142 common shares have been issued for a total of $3,090,779

B.

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT NOVEMBER 30, 2003:

NUMBER

EXERCISE OR

OR

CONVERTIBLE

EXPIRY

SECURITY

AMOUNT

PRICE

DATE

Options

  34,000

$0.16 per share

Sept. 12, 2005

Options

  10,000

$0.12 per share

Oct. 25, 2006

Options

647,000

$0.17 per share

Feb. 10, 2005

Options

150,000

$0.32 per share

Aug. 13, 2008

Warrants

498,000

$0.10 per share

Feb 10, 2004

Warrants

780,000

$0.10 per share

Feb. 20, 2005

Warrants

820,000

$0.10 per share

April 28, 2005

C.

SHARES IN ESCROW OR SUBJECT TO POOLING AS AT NOVEMBER 30, 2003:

Common shares in escrow - 331,943

D.

LIST OF DIRECTORS & OFFICERS AS AT NOVEMBER 30, 2003:

Jesus Martinez

Director &Secretary

Paul Shatzko

Director & President

Lawrence Moroz

Director

Yaovi Bouka

Director

GEE-TEN VENTURES INC.

MANAGEMENT DISCUSSION

FOR THE QUARTER ENDED NOVEMBER 30, 2003

SCHEDULE C

Pursuant to a diplomatic invitation from the Ministry of Mines of Angola and ENDIAMA, the governing arm for farming out diamond properties in Angola to foreign investors, the Company dispatched a delegation of three people on October 30, 2003 on a combined introductory and fact finding mission to Angola to review the possibility of acquiring a diamond prospect. The delegation was headed by Mr. Yaovi Bouka, a director of the Company and two other advisers. Mr. Bouka is from Montreal and is a member of Canadian Council for Africa.

The trip lasted for more than a week during which a prospect of particular interest has been defined in the province of Luanda Norte of Angola. Upon return of Gee-Ten's participants in the previous trip to Angola, Mr. Sebastian Plouffe officially resigned his post with Research Capital Securities of Montreal. The Company appointed Mr. Plouffe a financial consultant and representative to Gee-Ten for the purpose of concluding arrangements with respect to investment opportunities in Angola. In addition, the Company has agreed to grant options on 250,000 shares at a price of 40 cents per share.

On November 28, 2003, during the corporate AGM in Vancouver, the board of directors together with its project and financial consultants reviewed and decided to seriously potential diamond prospects in Angola. On December 11, 2003, a second trip was made to Angola by project geologist, Bill Jarvis, P. Eng. Mr. Jarvis has two years of extensive exploration experience in Angola's diamond field ten years ago. He has a working knowledge of Portuguese and an impressive experience in the diamond exploration in both Canada and Africa.

Due to the time limitation of their trip during the Christmas holidays, a limited review of two properties was not sufficient for the Company to commit to a serious registration with the Angolan government. Geologic data were found to be hard to come by and scant to say the least. Most of the geologic data were out of date due to the recent conclusion of a civil war in that country.

The Company reviewed the data assembled and presented to it b Bill Jarvis. The information was gathered in his December trip to Angola. After review of the information, the Company decided to send Mr. Jarvis to Angola on January 22, 2004 together with our consultant. This time it was decided to let Bill Jarvis stay in Angola for at least a month to conduct due diligence on a diamond prospect of particular interest. Availability of other diamond prospects for Gee-Ten is highly probable during this extended trip.

Further announcements will be made should a letter of intent be signed in connection with any acquisition in Angola.

Meanwhile the Company is aggressively pushing for a joint venture agreement for its gold property (Bald Mountain) in Nye County, Nevada near the Round Mountain mine gold producers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gee-Ten Ventures Inc.

Date: February 9, 2004

By: "Paul Shatzko"

Name: Paul Shatzko

Title:

President